                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                 Schedule 13G
                                (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                          PURSUANT TO RULE 13d-2(b)
                              (Amendment No. 1)(1)

                           Pac-West Telecomm, Inc.
                               (Name of Issuer)

                        Common Stock, $.001 par value
                        (Title of Class of Securities)

                                 69371Y 10 1
                                (CUSIP Number)

                              December 31, 2001
           (Date of Event Which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[     ]     Rule 13d-1(b)

[     ]     Rule 13d-1(c)

[  x  ]     Rule 13d-1(d)


(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 46059C 10 6


1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Safeguard Scientifics, Inc. 23-1609753

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a)   [  x  ]
                                                            (b)   [     ]
3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

      5.    SOLE VOTING POWER                   0

      6.    SHARED VOTING POWER                 4,879,057

      7.    SOLE DISPOSITIVE POWER              0

      8.    SHARED DISPOSITIVE POWER            4,879,057

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,879,057

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
      [  ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      13.52%

12.   TYPE OF REPORTING PERSON*

      CO

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CUSIP NO. 46059C 10 6


1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Safeguard Scientifics (Delaware), Inc. 51-0291171

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a)   [ x    ]
                                                            (b)   [      ]
3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

      5.    SOLE VOTING POWER                   0

      6.    SHARED VOTING POWER                 31,964

      7.    SOLE DISPOSITIVE POWER              0

      8.    SHARED DISPOSITIVE POWER            31,964

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      31,964

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
      [   ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      .09%

12.   TYPE OF REPORTING PERSON*

      CO



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CUSIP NO. 46059C 10 6


1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Safeguard Delaware, Inc. 52-2081181

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a)   [ x    ]
                                                            (b)   [      ]
3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

      5.    SOLE VOTING POWER                   0

      6.    SHARED VOTING POWER                 4,847,093

      7.    SOLE DISPOSITIVE POWER              0

      8.    SHARED DISPOSITIVE POWER            4,847,093

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,847,093

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
      [   ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      13.43%

12.   TYPE OF REPORTING PERSON*

      CO



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CUSIP NO. 46059C 10 6


1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      SFINT, Inc. 23-2873896

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a)   [ x    ]
                                                            (b)   [      ]
3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

      5.    SOLE VOTING POWER                   0

      6.    SHARED VOTING POWER                 612

      7.    SOLE DISPOSITIVE POWER              0

      8.    SHARED DISPOSITIVE POWER            612

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      612

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
      [   ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      0.00%

12.   TYPE OF REPORTING PERSON*

      CO




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Item 1 (a)  Name of Issuer:

Pac-West Telecomm, Inc.

Item 1 (b)  Address of Issuer's Principal Executive Offices:


1776 West March Lane
Suite 250
Stockton, CA 95207

Item 2 (a)  Name of Person Filing:

(1)   Safeguard Scientifics, Inc.
(2)   Safeguard Scientifics (Delaware), Inc.
(3)   Safeguard Delaware, Inc.
(4)   SFINT, Inc.

Item 2 (b)  Address of Principal Business Office:


(1)         800 The Safeguard Building
            435 Devon Park Drive
            Wayne, PA 19087-1945

(2)(3)(4)   103 Springer Building
            3411 Silverside Road
            Wilmington, DE 19803

Item 2 (c)  Citizenship:

(1)         Pennsylvania
(2)(3)(4)   Delaware

Item 2 (d) Title of Class of Securities:

Common Stock, $.001 par value per share

Item 2 (e)  CUSIP Number:

46059C 10 6

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a :

            (a)   [ ]   Broker or dealer registered under Section 15 of
                        the Exchange Act;

            (b)   [ ]   Bank as defined in Section 3(a)(6) of the Exchange
                        Act;

            (c)   [ ]   Insurance Company as defined in Section 3(a)(19)
                        of the Exchange Act;

            (d)   [ ]   Investment Company registered under Section 8 of
                        the Investment Company Act of 1940;

            (e)   [ ]   An investment adviser in accordance with
                        Rule 13d-1(b)(1)(ii)(F);

            (f)   [ ]   An employee benefit plan or endowment fund in
                        accordance with Rule 13d-1(b)(1)(ii)(F);
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            (g)   [ ]   A parent holding company or control person in
                        accordance with Rule 13d-1(b)(ii)(G);

            (h)   [ ]   A savings association as defined in Section 3(b) of
                        the Federal Deposit Insurance Act;

            (i)   [ ]   A church plan that is excluded from the definition of an
                        investment company under Section 3(c)(14) of the Investment Company Act;

            (i)   [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

Not applicable

Item 4            Ownership:

(a)   Amount Beneficially Owned:

      4,879,057 shares of common stock *

 (b)  Percent of Class:

      13.52% *

(c)   Number of shares as to which such person has:

      (i)   sole power to vote or to direct the vote:

            0

      (ii)  shared power to vote or to direct the vote:

            4,879,057 *

      (iii) sole power to dispose or to direct the disposition of:

            0

      (iv)  shared power to dispose or to direct the disposition of:

            4,879,057 *

Safeguard Delaware, Inc. ("SDI") is the record owner of 2,438,267 shares, Safeguard Scientifics (Delaware), Inc. ("SSD") is the record owner of 31,352 shares, and SFINT, Inc. is the record owner of 612 shares. Safeguard Scientifics, Inc. ("Safeguard")is the sole stockholder of each of SDI and SSD, and SSD is the sole stockholder of SFINT, Inc.

Also includes an aggregate of 2,408,826 shares owned of record by the following entities: TL Ventures III, L.P. ("TL III"), 1,939,513 shares; TL Ventures III Offshore, L.P. ("TL III Offshore"), 405,984 shares; and TL Ventures III Interfund, L.P. ("TL III Interfund"), 63,329 shares. TL III, TL III Offshore and TL III Interfund are venture capital funds which are required by their governing documents to make all investment, voting and disposition actions in tandem. TL Ventures III LLC, of which SDI is a member, is a co-general partner of TL Ventures III Management, L.P., the sole general partner of TL Ventures III, L.P., and the sole general partner of TL Ventures III Interfund. TL Ventures III LLC has sole authority and responsibility for all investment, voting and disposition decisions for TL III and TL III Interfund,

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which powers, other than investments, are exercised through its three-member board of managers, by majority vote. TL Ventures III Offshore Ltd. is the sole general partner of TL Ventures Offshore Partners, L.P., which is the sole general partner of TL III Offshore. As such, it has sole authority and responsibility for investment, voting and disposition decisions for TL III Offshore, which powers are exercised through its three-member board of directors, by majority vote. A representative of SDI serves as a member of the board of managers of TL Ventures III LLC and as a member of the board of directors of TL Ventures III Offshore Ltd. and, therefore, may be deemed to possess indirect beneficial ownership of the shares owned by TL III, TL III Offshore and TL III Interfund.


Item 5            Ownership of Five Percent or Less of a Class:

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6            Ownership of More than Five Percent on Behalf of
                  Another Person:

Not applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable

Item 8            Identification and Classification of Members of the Group:

Safeguard Scientifics (Delaware), Inc. and Safeguard Delaware, Inc. are wholly owned subsidiaries of Safeguard Scientifics, Inc. SFINT, Inc. is a wholly owned subsidiary of Safeguard Scientifics (Delaware), Inc.

Safeguard Scientifics, Inc., Safeguard Scientifics (Delaware), Inc., Safeguard Delaware, Inc., and SFINT, Inc. are members of a group for purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934.

Item 9            Notice of Dissolution of Group:

Not applicable.

Item 10     Certification:

Not applicable
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                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. In executing this statement, the undersigned agree, to the extent required by Rule 13d-1(k)(1)(iii), that this statement is being filed jointly on behalf on each of the Reporting Persons herein.


                                    SAFEGUARD SCIENTIFICS, INC.

                                    By:   /s/ N. Jeffrey Klauder
                                       ---------------------------------------
                                          N. Jeffrey Klauder
                                          Managing Director and
                                          General Counsel
Dated:      February 12, 2002

                                    SAFEGUARD SCIENTIFICS (DELAWARE), INC.

                                    By:   /s/ N. Jeffrey Klauder
                                       ---------------------------------------
                                          N. Jeffrey Klauder
                                          Vice President
Dated:      February 12, 2002

                                    SAFEGUARD DELAWARE, INC.

                                    By:   /s/ N. Jeffrey Klauder
                                       ---------------------------------------
                                          N. Jeffrey Klauder
                                          Vice President
Dated:      February 12, 2002

                                    SFINT, INC.

                                    By:   /s/ N. Jeffrey Klauder
                                       ---------------------------------------
                                          N. Jeffrey Klauder
                                          Vice President
Dated:      February 12, 2002